UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2015	Commission File Number 001-36767

AVOLON HOLDINGS LIMITED

(Translation of Registrant’s Name into English)

The Oval, Building 1

Shelbourne Road

Ballsbridge, Dublin 4

Ireland

Telephone: +353 (1) 231 5800

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Avolon Holdings Limited (the “Company”), Bohai Leasing Co., Ltd. (“Parent”) and Mariner Acquisition Ltd. (“Merger Sub”) are parties to that certain Merger Agreement, dated as of September 3, 2015 (the “Merger Agreement”), which contemplates that the parties will make certain filings under the antitrust laws of Russia with respect to the transactions contemplated by the Merger Agreement. The parties have agreed that no filings are required to be made under the antitrust laws of Russia with respect to the transactions contemplated by the Merger Agreement and have entered into the waiver attached as Exhibit 99.1 (the “Waiver”). Pursuant to the Waiver, the parties have waived the conditions to the obligations of the parties to close the transactions contemplated by the Merger Agreement that (i) the waiting period applicable to the transactions under Federal Law No. 135-FZ on the Protection of Competition of 2006 in Russia has expired at or prior to the closing of the transactions contemplated by the Merger Agreement and (ii) any necessary consents, approvals, authorizations, filings or notifications under Federal Law No. 135-FZ on the Protection of Competition of 2006 in Russia have been obtained or made at or prior to the closing of the transactions contemplated by the Merger Agreement.

Exhibits

99.1	Waiver

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AVOLON HOLDINGS LIMITED

By:	/s/ Ed Riley
Name: Ed Riley
Title: General Counsel and Company Secretary

Date: October 29, 2015

EXHIBIT INDEX

99.1	Waiver